April 21, 2009

Via EDGAR

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549-4561

Re:	Solera Holdings, Inc.

Annual Report on Form 10-K

Filed August 29, 2008

File No. 001-33461

Dear Ms. Jacobs:

Set forth below are the responses of Solera Holdings, Inc. (“Solera”, the “Company”, “our”, “us” or “we”) to the comment letter of March 26, 2009 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K (the “2008 10-K”).

To facilitate your review, the comments contained in the Comment Letter are restated below (using the same numbering as contained in the Comment Letter), followed by Solera’s responses to each comment.

General

1.	We note that your EMEA operating segment accounted for approximately 62% of your revenue during fiscal year 2008, as well as for the six months ended December 31, 2008. In addition, you recently acquired HPI Ltd., which became a part of this reportable segment. In your response letter, please include a list of all the countries where your EMEA operating segment has made sales subsequent to your initial public offering.

In response to the Staff’s comment, a list of all countries where our EMEA operating segment has recorded revenues since our initial public offering is provided below. Of the 25 countries set forth in the list, 17 are member states of the European Union (“EU”) comprising approximately 94% of total EMEA revenues.

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

April 21, 2009

EMEA operating segment countries with recorded revenues since IPO:
Austria* Belarus Belgium* China Czech Republic* Denmark* France* Germany* Greece*	Hungary* India Israel Latvia* Lithuania* Netherlands* Poland* Portugal* Romania*	Russia Slovakia* South Africa Spain* Switzerland Ukraine United Kingdom* *Member of EU

2.	You do not appear to have provided the tabular disclosure required by Item 201(d) of Regulation S-K. Please explain.

In response to the Staff’s comment, we acknowledge that we inadvertently failed to include in the 2008 10-K the Regulation S-K, Item 201(d) disclosure in tabular form. We confirm to the Staff that this required disclosure will be included in future filings of our Annual Reports on Form 10-K.

We supplementally advise the Staff that at the end of fiscal 2008 we did not maintain any equity plans not approved by stockholders, nor do we maintain any such plans at this time. Further, substantially all information required to be disclosed by Item 201(d) with regard to our existing equity compensation plans was provided in the relevant footnotes to the financial statements included in the 2008 10-K, our 2007 Annual Report on Form 10-K and our definitive proxy statement filed with the Commission on October 14, 2008 (the later disclosing more up-to-date information), as further described below. As such, while recognizing that this is not a substitute for providing the information in the format required by Item 201(d), we believe that we have provided substantially all of the information required by the item.

A table with all of the information required by Item 201(d) as of June 30, 2008 is set forth below. The (1) – (4) references in the Item 201(d) table below are cross-references to the corresponding reference in the 2007 LTIP reference table and the ESPP reference table also set forth below.

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

April 21, 2009

Item 201(d) table:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders:	1,336,818	(1) *	$17.96	4,227,080	(2) (3) (4) †
Equity compensation plans not approved by stockholders:
None
Total	1,336,818		$17.96	4,227,080
*	Consists of options and restricted stock units outstanding under our 2007 Long-Term Incentive Plan (“2007 LTIP”).
†	Consists of (i) 2,732,941 awards that remain available for future issuance under the 2007 LTIP, (ii) 9,637 shares issuable under our 2007 Employee Stock Purchase Plan (“ESPP”) in exchange for employee contributions during the period from January 1, 2008 through June 30, 2008 and (iii) 1,484,502 shares available for future issuance under the ESPP.

Awards Disclosure – 2008 10-K

We would like to bring to the Staff’s attention that pages F22 – F-24 of our 2008 10-K contains the information set forth in the table below, which information includes much of the information required by Regulation S-K, Item 201(d):

•

2008 10-K; page F-22: a summary description of our 2007 LTIP, ESPP and 2006 Securities Purchase Plan, including: (i) total number of shares reserved for issuance under the 2007 LTIP and ESPP; (ii) the number of shares issued and the aggregate employee contributions made under our ESPP the fiscal year ended June 30, 2008; and (iii) the total number of securities purchased under our 2006 Securities Purchase Plan on an as converted to common stock basis. Please note that all sales under the 2006 Securities Purchase Plan were completed as of February 2007 and the 2006 Securities Purchase Plan is no longer effective.

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

April 21, 2009

•

2008 10-K; page F-23: the number of restricted stock units/shares of restricted stock granted, vested and forfeited during the fiscal years ended June 30, 2007 and 2008; the number of restricted stock units/shares of restricted stock unvested at June 30, 2006, 2007 and 2008; and the weighted-average fair value of the granted, vested, forfeited and unvested restricted stock units/shares of restricted stock from June 30, 2006 through June 30, 2008.

2007 LTIP reference table:

		Filing Reference
Total number of securities available for issuance under the 2007 LTIP		2008 10-K, page F-22			4,300,000
	Options outstanding at June 30, 2007	2008 10-K, page F-24	423,600
	Options granted during fiscal year 2008		719,203
A	Options exercised during fiscal year 2008		(2,500)
	Options cancelled during fiscal year 2008		(72,900)

B	Options outstanding at June 30, 2008			1,067,403
C	RSUs awarded from the 2007 LTIP in May 2007 (the first RSU awards issued under the plan)	See note below 2008 10-K, page F-23	304,730
	RSU’s awarded during fiscal year 2008		204,726
D	RSUs released during fiscal years 2008 / 2007	See note below	(227,741)
	RSUs forfeited during fiscal year 2008		(12,300)

E	RSUs outstanding/nonvested at June 30, 2008			269,415
(1) Total Options / RSUs outstanding at June 30, 2008				B + E	(1,336,818)
Options exercised through June 30, 2008				A	(2,500)
RSUs released through June 30, 2008				D	(227,443)

(2) Number of securities remaining available for issuance					2,732,941

Reference Notes:

C	The 304,730 awards issued under the 2007 LTIP were disclosed in our 2007 Form 10-K (footnote 11, page 99) and in our 2007 Proxy Statement (page 23).
D	The 227,741 RSUs released consist of 150,648 RSUs for our CEO and 50,216 RSUs for our CFO, as disclosed in our 2007 Proxy Statement (page 29), and 26,877 RSUs for other employees.

ESPP reference table:

	Filing Reference
Total number of securities available for issuance under the 2007 ESPP	2008 10-K, page F-22			1,500,000
Shares issued during fiscal year 2008	2008 10-K, page F-22	(5,861)
(3) Shares to be issued for the contribution purchase period January 1, 2008 through June 30, 2008		(9,637)

Total ESPP shares issued or to be issued			(15,498)

(4) Number of securities remaining available for issuance				1,484,502

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

April 21, 2009

Awards Disclosure – 2008 Proxy Statement

In connection with our stockholders’ evaluation of a vote for or against our 2008 Omnibus Incentive Plan at our 2008 Annual Stockholders Meeting, we disclosed the following meaningful Awards Disclosure about the stock options, restricted stock and restricted stock units as of October 1, 2008 on page 5 of our Definitive Proxy Statement filed on October 14, 2008 (the “2008 Proxy Statement):

Stock Options, Restricted Stock and Restricted Stock Units
Number of Shares that Remained Available for Future Grant under 2007 Long-Term Incentive Plan	Number of Shares that Were Subject to Outstanding Stock Options	Weighted-Average Exercise Price per Share of Outstanding Stock Options	Average Remaining Term (in Years) of Outstanding Stock Options	Number of Unvested Restricted Stock Units/Shares of Restricted Stock
2,664,616	1,079,628	$22.83	9.2 Years	280,185

Item 3, Legal Proceedings, page 23

3.	For all disclosed legal proceedings, please include the name of the court or agency in which the proceedings are pending, and the date instituted. See Item 103 of Regulation S-K.

In response to the Staff’s comment, we hereby supplementally advise the Staff that none of the current litigation described in PART I, ITEM 3 of the 2008 10-K is material as defined in the instructions to Regulation S-K, Item 103. We described our current litigation in the 2008 10-K for the purpose of providing investors with a sense of the types of disputes we encounter. We stated, in the second sentence of our legal proceedings disclosure, that we do not believe any of our current litigation would have a material adverse effect on our financial position. By way of example, we recently participated in the settlement of the litigation disclosed in PART I, ITEM 3 in which we were the third-party defendant for a settlement payment with a value of less than 0.0003% of our current assets on a consolidated basis as of June 30, 2008. If in future periodic reports we report material proceedings under Item 103, we will provide the information required by the item, including the name of the court or agency in which the proceedings are pending.

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

April 21, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Factors Affecting Our Operating Results, page 31

4.	Although you list several factors that you believe have, and will, influence your operating results, your filings should discuss what your management views as the key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your company. See SEC Release No. 33-8350. In addition, filings should also include a balanced, executive-level discussion that identifies, and discusses in further detail, the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you; providing further information about how you earn revenues and income and generate cash; and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For example, you state that the automobile insurance claims processing industry is influenced by growth and trends in the automobile insurance industry, and that demand for your software and services is generally related to automobile usage and the penetration of automobile insurance in your markets. Consider including a more detailed discussion of trends in automobile usage and insurance, and the impact to your company. Please note that this comment also applies to your filings on Form 10-Q.

We acknowledge the Staff’s comment and will continue to be mindful of the guidance of Release No. 33-8350 to describe in MD&A the effect in the relevant periods of the key variables that influence our operating results and financial condition. We supplementally advise that Staff that we constantly monitor external factors that can affect our operating results (“External Factors”). Certain of these External Factors are described in PART 1, ITEM 1A – Risk Factors of our 2008 10-K as well as the risk factors set forth in our Quarterly Reports on Form 10-Q, and, as noted by the Staff, we describe certain External Factors in the MD&A of our 2008 10-K. We believe that our disclosure of the External Factors in our 2008 10-K is appropriate and provides investors with information about important matters and themes that can assist them in understanding our business. As part of our constant review and evaluation of factors that may affect our operating results, we will consider whether additional External Factors should be disclosed or the disclosure of current External Factors should be expanded in the MD&A in future filings of our Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q.

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

April 21, 2009

If we determine that an External Factor(s) has had a material impact on our financial condition or results of operations during a reporting period, then we will include appropriate disclosure relating to the External Factor(s) in the MD&A of our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as applicable.

Results of Operations, page 40

5.	We note your risk factor disclosure that pricing pressures have required you to significantly lower prices for some of your software in several markets. Please tell us the consideration you gave to providing a narrative discussion of the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of products sold and services provided, as well as pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues. See Item 303(a)(3)(iii) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q.

In response to the Staff’s comment, we believe that our risk factors regarding pricing pressure provide investors with balanced and meaningful cautionary disclosure. If we determine that a price reduction has had a material impact on our financial condition or results of operations during a reporting period, we will include appropriate disclosure in the MD&A of our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as applicable. We confirm to the Staff that since March 2006, the largest price reduction to an individual customer reduced our total revenues by less than 1%. Further, while we have lowered prices from time to time for certain customers in certain markets, those actions have not materially affected our aggregate revenues given the large number of countries in which we are active, number of products and services we offer and number of customers we have. Instead, the changes in our revenues from period to period have been substantially due to changes in the volume of our products sold and services provided.

Item 11. Executive Compensation, page 51

Incorporated by Reference to Definitive Proxy Statement Filed October 14, 2008

Compensation Discussion & Analysis, page 26

Elements of Compensation, page 28

Annual Cash Incentive, page 29

6.

We note your disclosure that individual performance objectives for your Solera Incentive Plan focus on clear and measurable targets, consisting of business-specific targets, waste reduction and increased productivity targets and

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

April 21, 2009

teamwork targets. We note that you have not provided a quantitative discussion of the terms of these clear and measurable targets. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. To the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty or ease associated with achievement of the undisclosed performance levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for all of your named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

In response to the Staff’s comment regarding the disclosure of individual performance objectives which are a component of the Solera incentive plan (“SIP”), we believe our compensation discussion and analysis (“CD&A”) provides the material information required by S-K item 402(b), as further discussed below.

As an initial matter, we do not believe that the individual performance-based SIP payments to the participating named executive officers were a material component of the compensation of our named executive officers in 2008. Our most highly compensated executives, our CEO and CFO, do not participate in the SIP but rather participate in our annual business incentive plan (“ABIP”). For the other named executive officers who do participate in the SIP, the SIP targets a significantly lower pay-out percentage of their base salary than does the ABIP (35% to 40% target for the SIP as compared with 100% for the ABIP). In addition, the amount of the SIP target that is based on individual performance is only 30%, with financial targets comprising the other 70% of the pay-out metric for the SIP. To put this data in perspective, individual performance-based SIP payouts in 2008 ranged from $13,612 to $29,995. All of this information is disclosed in the CD&A, other than the individual-performance based SIP payouts, which amounts are extracted by applying the information provided in the CD&A to the salaries provided in the Summary Compensation Table.

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

April 21, 2009

While we do not believe that the individual performance-based SIP payouts are material, we do believe it is important for investors to understand the SIP as a component of the compensation of the participating officers, and feel that this is accomplished in the CD&A. As the financial performance metrics were by far the largest and thus the most important component of the SIP payments, our discussion and analysis emphasized and provided a high level of specificity regarding these metrics, including the discretionary components of the financial performance metrics applicable to the annual cash incentive payments to Messrs. Tartre and Brady. The CD&A also discloses the percentage to which the financial performance goals were achieved. With respect to the individual performance-based metrics, the CD&A discloses the types of targets that are the subject of this component of the SIP and specifically states each individual officer’s actual performance against the performance objectives. We do not believe that additional information about the multiple individual performance-based goals underlying this 30% component of the SIP would be meaningful to investors. Regarding the ABIP and as stated above, the pay-out metric is 100% financial. While there are no defined individual performance objectives for the ABIP, the ABIP does include a discretionary multiplier. The basis for determining this multiplier is not established in advance. As disclosed in the CD&A, the Compensation Committee applied the maximum discretionary multiplier primarily based on the 2008 financial performance exceeding the top end of the ABIP pay-out targets as well as strong management performance of the CEO and CFO. Accordingly, and similar to the SIP, individual performance objectives are not a material component of the ABIP pay-out and the focus of our disclosure was the financial performance metrics.

As the foregoing suggests, we did not include the performance metrics per Instruction 4 of Item 402(b) because we felt that this information was not material. In doing so, we followed the direction of Instruction 3 of Item 402(b) to “focus on the material principles … and the most important factors relevant to analysis” of our executive compensation policies and decisions. Nonetheless, we supplementally advise the Staff that disclosure of target levels for the individual performance-based goals would have resulted in our disclosing non-public information about company objectives or areas of focus that would be competitively harmful. For example, disclosure of waste reduction and/or increased productivity targets would, by definition, require disclosure of elements of our business or a named executive officer’s performance that requires improvement.

We believe it is not meaningful to discuss the level of difficulty inherent in achieving the individual performance goals since, as discussed above, the potential payout under those goals is not material. Instead, we believe the actual level of performance achieved by the participating officers is the most significant indicator of the level of difficulty that is involved. Further, we advise the Staff that

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

April 21, 2009

these types of individual performance topics are not conducive to measurable estimation of their level of difficulty or ease of achievement, in large part due to our limited operating history. Solera was founded in 2005, acquired the Claims Services Group from ADP in April 2006 (through which it acquired most of its employees, including many of the participants in the SIPs) and closed its initial public offering in May 2007. As such, we do not have a long operating history against which to measure the attainment of performance objectives.

In response to the request of the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2008 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2008 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact me at (858) 724-1600, or Mark Leahy of Fenwick & West LLP, our outside legal counsel, at (650) 988-8500.

Sincerely,

/s/ Jason M. Brady
Jason M. Brady Senior Vice President, General Counsel and Secretary

cc:	Evan Jacobson, Securities and Exchange Commission

Tony Aquila, Solera Holdings, Inc.

Dudley Mendenhall, Solera Holdings, Inc.

Don Tartre, Solera Holdings, Inc.

Jack Pearlstein, Solera Holdings, Inc.

Mark Leahy, Fenwick & West LLP

Mohana Dissanayake, Deloitte & Touche LLP